

03054808

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-36324

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2002 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Coastal Discount Stockbrokers, Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5710 Oleander Dr Ste 211
(No. and Street)

Wilmington (City) NC (State) 28403 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Bill Formy-Duval 910-794-3333
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Cherry Bekaert & Holland LLP
(Name – *if individual, state last, first, middle name*)

2626 Glenwood Ave S300 (Address) Raleigh (City) NC (State) 27608 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAY 14 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, W. H. Formy-Duval, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Coastal Discount Stockbrokers, Inc, as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

PRESIDENT
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition. CASH FLOWS
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors. NOTE 3
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3. NOTE 5
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3 NOTE 6
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☑ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

COASTAL DISCOUNT STOCKBROKERS, INC.
Wilmington, North Carolina

Financial Statements
and
Supplemental Information

Year Ended December 31, 2002

COASTAL DISCOUNT STOCKBROKERS, INC.
TABLE OF CONTENTS
Year Ended December 31, 2002


CHERRY
BEKAERT&
HOLLAND
CERTIFIED PUBLIC
ACCOUNTANTS &
CONSULTANTS

INDEPENDENT AUDITORS' REPORT

Board of Directors
Coastal Discount Stockbrokers, Inc.
Wilmington, North Carolina

We have audited the accompanying statement of financial condition of Coastal Discount Stockbrokers, Inc., as of December 31, 2002, and the related statements of income, changes in stockholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Coastal Discount Stockbrokers, Inc. as of December 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information included in the accompanying schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Cherry, Bekaert & Holland, L.L.P.

Raleigh, North Carolina
January 20, 2003

COASTAL DISCOUNT STOCKBROCKERS, INC.
STATEMENT OF FINANCIAL CONDITION
December 31, 2002

ASSETS

Current assets		
Cash	$	99,203
Clearing account - restricted		25,000
Trade accounts receivable		100,987
Deposits		50,000
Customer debit		21,760
TOTAL ASSETS	$	296,950

LIABILITIES AND STOCKHOLDER'S EQUITY

Current liabilities		
Trade accounts payable	$	67,439
Payroll taxes		6,718
Accrued expenses		7,700
Total current liabilities		81,857
Stockholder's equity		
Common stock, par value of $.10 per share, 1,000,000 shares authorized, 283,179 shares issued and outstanding		28,318
Additional paid-in capital		207,782
Accumulated deficit		(21,007)
Total stockholder's equity		215,093
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	296,950

The accompanying notes are an integral part of these financial statements.

COASTAL DISCOUNT STOCKBROCKERS, INC.
STATEMENT OF INCOME
Year Ended December 31, 2002

Revenues	$ 1,959,121
Expenses	
Salaries and commission	945,169
Payroll taxes	67,526
Management fees to affiliate	550,000
Office supples	24,173
Clearing fees	167,934
Travel and lodging	7,536
Dues and subscriptions	3,868
Professional fees	8,834
Advertising	5,573
Insurance	50,460
Information services	17,397
Postage and shipping	6,575
Telephone	71,418
Utilities	10,337
Registration	20,799
Taxes	301
Meals and entertainment	153
Miscellaneous	2,120
Repairs & Maintenance	97
Training	750
Total expenses	1,961,020
Loss from operations	(1,899)
Interest income	4,948
Income before income taxes	3,049
Provision for income taxes	-
NET INCOME	$ 3,049

The accompanying notes are an integral part of these financial statements.

COASTAL DISCOUNT STOCKBROCKERS, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
Year Ended December 31, 2002

	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Total
Balance - beginning of year	$ 28,318	$ 568,282	$ (24,056)	$ 572,544
Return of Capital	-	(360,500)	-	(360,500)
Net income for the year	-	-	3,049	3,049
BALANCE - END OF YEAR	$ 28,318	$ 207,782	$ (21,007)	$ 215,093

The accompanying notes are an integral part of these financial statements.

COASTAL DISCOUNT STOCKBROCKERS, INC.
STATEMENT OF CASH FLOWS
Year Ended December 31, 2002

Cash flows from operating activities	
Net income	$ 3,049
Adjustments to reconcile net loss to net cash used in operating activities	
Changes in operating assets and liabilities	
Trade accounts receivable	(8,191)
Clearing Deposit	(50,000)
Trade accounts payable	22,565
Payroll taxes	822
Accrued expenses	2,710
Net cash used in operating activities	(29,045)
Cash flows from investing activities	
Proceeds from sale of investments	360,500
Cash flows from financing activities	
Return of capital	(360,500)
NET DECREASE IN CASH	(29,045)
Cash - beginning of year	128,248
CASH - END OF YEAR	$ 99,203

The accompanying notes are an integral part of these financial statements.

COASTAL DISCOUNT STOCKBROKERS, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2002

Note 1 – The Company

Coastal Discount Stockbrokers, Inc. (the "Company") was incorporated in the state of North Carolina on October 29, 1985 under the name of Securities Daley, Inc. The name of the Company was changed to Channel Marker Securities, Inc. on January 19, 1987, to Akers and Jones Securities, Inc. on April 12, 1989, to Jones and Ward Securities, Inc. on March 18, 1991, to J&A Securities, Inc. on April 5, 1995, and to Coastal Discount Stockbrokers, Inc. on March 31, 1999.

The Company was formed to engage in the business of buying, selling, brokering, underwriting and dealing in stocks, bonds, securities and other investments of every type and description, for its own account and for the account of its customers, to advise and assist others with regard to such investments, and to do any and all things reasonably related thereto.

On May 1, 1987, the Company registered with the Securities and Exchange Commission as a broker dealer pursuant to section 15(a) of the Securities Exchange Act of 1934.

Note 2 – Summary of significant accounting policies

Basis of presentation – The Company's policy is to prepare its financial statements in accordance with the principles contained in the American Institute of Certified Public Accountants' Audit and Accounting Guide, *Audits of Brokers and Dealers in Securities*.

Revenue recognition – The Company records proprietary trades, customer trades and commissions earned based on the trade date of the transaction.

Restricted assets – The Company is required to maintain $25,000 in its clearing account to be able to use the services of the institution.

Accounts receivable – The direct write-off method is used by the Company in recognizing bad debts. All accounts considered uncollectible by management at year end have been charged against current operations. Accounting principles generally accepted in the United States of America require that the allowance method be used to recognize bad debts; however, the effect of using the direct write-off method is not materially different from the results that would have been obtained under the allowance method. For the years ended December 31, 2002 and 2001, bad debts were not material.

Advertising costs – Advertising costs are expensed the first time the advertising takes place. Advertising expenses were $5,573 in 2002.

Statement of cash flows – For purpose of the statement of cash flows, cash includes cash on hand and deposits in banks.

Note 2 – Summary of significant accounting policies (continued)

Concentration of credit risk - Risk with respect to accounts receivable is minimized due to ongoing credit evaluations of their customers.

Income taxes – Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

Use of estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Note 3 – Liabilities subordinated to claims of general creditors

The Company has not incurred any liabilities subordinated to claims of general creditors since the date of the previous report.

Note 4 – Minimum capital

Under SEC Rule 15c3-1, the Company is required to maintain net capital of not less than $50,000. At December 31, 2002, the Company's net capital as defined by SEC Rule 15c3-1 was $134,124 in excess of minimum net capital required. The excess net capital at 1000% was $175,938 at December 31, 2002 and the percent of aggregate indebtedness to net capital was 44.46% at December 31, 2002.

Note 5 – Determination of reserve requirements pursuant to Rule 15c3-3

Coastal Discount Stockbrokers, Inc. does not carry nor clear transactions, nor carry customer accounts. Therefore, it is not subject to the reserve requirements of brokers and dealers under Rule 15c3-3. Exemption is claimed under subparagraph (k)(2)(II).

Note 6 – Possession or control requirements under Rule 15c3-3

Coastal Discount Stockbrokers, Inc. does not carry, nor clear transactions, nor carry customer accounts. Therefore, the disclosure related to the possession or control requirements under Rule 15c3-3 are not applicable. Exemption is claimed under subparagraph (k)(2)(II).

Note 7 – Procedures for safeguarding securities

Coastal Discount Stockbrokers, Inc. maintains net capital of not less than $50,000 and is not permitted to retain securities. They do not carry nor clear transactions nor carry customers' accounts nor handle as custodian, or in any other manner, securities or money owned by customers. Therefore, procedures for safeguarding securities, as provided by subparagraph (2)(II) of the Rule, were not reviewed.

Note 8 – Related party transactions

The Company has various transactions with Coastal Investment Advisors, Inc., an affiliate under common ownership. The following are transactions that occurred between the Company and the entity. The Company paid management fees for salaries, payroll taxes, rent, and other expenses of the Company.

In addition the Company retitled $360,500 of investments to Coastal Capital Markets in a return of capital.

Note 9 – Provision for income taxes

As of December 31, 2002, the Company has Federal income tax net operating loss carryforwards totaling $5,094 that may be offset against future taxable income through 2021. No tax benefit has been reported in the 2002 financial statements, because the Company believes there is at least a 50% chance that the remaining carryforward will expire unused.

COASTAL DISCOUNT STOCKBROKERS, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
December 31, 2002

Total stockholder's equity	$	215,093
Deduct stockholder's equity not allowable for net capital		
Total stockholder's equity qualified for net capital		215,093
Add: liabilities subordinated to claims of general creditors allowable in computation of net capital		-
Other deductions or allowable credit		-
Total capital and allowable subordinated liabilities		215,093
Deductions and/or charges		
Nonallowable assets		(30,969)
NET CAPITAL	$	184,124

COASTAL DISCOUNT STOCKBROKERS, INC.
COMPUTATION OF AGGREGATE INDEBTEDNESS UNDER RULE 15c3-1
December 31, 2002

Total aggregate indebtedness		
Trade accounts payable	$	67,439
Payroll taxes		6,718
Accrued expenses		7,700
Total aggregate indebtedness	$	81,857
Percentage of aggregate indebtedness to net capital		44.46%

COASTAL DISCOUNT STOCKBROKERS, INC.
RECONCILIATION PURSUANT TO SEC RULE 17a-5(d)(4)
December 31, 2002

		Focus Report		Audited Financials
Total stockholder's equity	$	215,093	$	215,093
Deduct stockholder's equity not allowable for net capital		-		-
Total stockholder's equity qualified for net capital		215,093		215,093
Add: liabilities subordinated to claims of general creditors allowable in computation of net capital		-		-
Other deductions or allowable credit		-		-
Total capital and allowable subordinated liabilities		215,093		215,093
Deductions and/or charges				
Nonallowable assets		(30,969)		(30,969)
NET CAPITAL	$	184,124	$	184,124


CHERRY
BEKAERT&
HOLLAND
CERTIFIED PUBLIC
ACCOUNTANTS &
CONSULTANTS

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

Board of Directors
Coastal Discount Stockbrokers, Inc.
Wilmington, North Carolina

In planning and performing our audit of the financial statements and supplemental schedules of Coastal Discount Stockbrokers, Inc. (the "Company"), for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17A-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

CHERRY, BEKAERT & HOLLAND, L.L.P.

Cherry, Bekaert & Holland, L.L.P.

Raleigh, North Carolina
January 20, 2003